Exhibit 99.1

Niu Technologies Provides Fourth Quarter 2022 Sales Volume Update

BEIJING, China, Jan. 06, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the fourth quarter 2022.

	4Q 2022	4Q 2021	FY2022	FY2021
China Market	118,065	205,239	710,540	988,023
International Markets	20,214	32,949	121,053	49,891
Total	138,279	238,188	831,593	1,037,914

In the fourth quarter of 2022, NIU sold 138,279 units, including e-motorcycles, e-mopeds, e-bicycles and kick-scooters, representing a 41.9% year-over-year decline. The number of units sold in China market and international markets were 118,065 and 20,214, representing a 42.5% and 38.7% year-over-year decrease, respectively. If not specified, the volume is compared on a year-over-year basis instead of on a quarter-over-quarter basis due to strong seasonality in the e-scooter market.

In China market, we experienced even more challenges from Covid development and related policy changes during the quarter. Beginning from early October, strict control measures led to a sharp retail traffic decline in our major markets, including Guangzhou, Beijing and other top-tier cities. Entering into December, Omicron outbreaks across the country severely disrupted manufacturing, logistics and offline store operations. In light of the volatile environment, we have been committed to the strategy of focusing on premium markets since the middle of 2022. As a result, Niu and Gova premium series contributed 95% of the total domestic sales volume in the fourth quarter. At the end of December 2022, we also started the delivery of our most high-end electric bicycle SQi, while majority of pre-sale orders will be delivered in the first quarter of 2023. Looking forward into 2023, we expect our operation in China market will return on track when the above-mentioned external negative impact has been gradually diminished.

In international markets, total sales volume was 20,214 units, including around 17,000 units of kick-scooter. Kick-scooters' sales volume was less than expected because our major strategic partner in Europe underwent business restructuring, causing temporary delay in our sales and channel expansions. Transition to new distributors is well on course and we expect kick-scooters’ sales will resume the fast growth as shown in the first three quarters of 2022.

For the full year 2022, the Company sold 831,593 units. The number of units sold in China market and international markets were 710,540 and 121,053, respectively.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com